UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2009.
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission File Number: 1-4639
CTS CORPORATION RETIREMENT SAVINGS PLAN
(Title of Plan)

CTS Corporation	905 West Boulevard North Elkhart, IN 46514

(Issuer of Securities)	(Address of Principal Executive Offices)

CTS Corporation Retirement Savings Plan
Index
December 31, 2009 and 2008

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

Supplemental Schedule*

Schedule H, line 4i — Schedule of Assets (Held at End of Year)	14
EX-23.A

*Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

201 N. Illinois Street, Suite 700 P.O. Box 44998 Indianapolis, IN 46244-0998 317.383.4000 Fax 317.383.4200 www.bkd.com
Report of Independent Registered Public Accounting Firm
Plan Administrator
CTS Corporation Retirement Savings Plan
Elkhart, Indiana
We have audited the accompanying statements of net assets available for benefits of CTS Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CTS Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, llp
Indianapolis, Indiana
June 24, 2010
Federal Employer Identification Number: 44-0160260

CTS Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets
Investments, at fair value	$96,258,826	$85,054,296

Net assets available for benefits	$96,258,826	$85,054,296

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Investment Income
Net appreciation in fair value of investments	$16,554,589
Interest	139,117
Dividends	1,518,329

Net Investment Income	18,212,035

Contributions
Employer	491,550
Employee	3,308,182
Rollovers	185,603

Total Contributions	3,985,335

Other additions	6,776

Total Additions	$22,204,146

Deductions
Benefits paid to participants	$10,947,252
Administrative expenses	52,364

Total Deductions	$10,999,616

Net Increase	$11,204,530

Net assets available for benefits, beginning of year	85,054,296

Net assets available for benefits, end of year	$96,258,826

See Notes to Financial Statements.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 1: Description of the Plan
The following brief description of the CTS Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only. More detailed information about the Plan is contained in the Summary Plan Description which is available from the CTS Corporation (the “Company” or “Employer”) Human Resources Department.
General
The Plan was established January 1, 1983 and provides the opportunity for eligible employees to make regular and systematic savings through salary reductions and to share a portion of the profits of the Company. The Plan is a defined contribution plan and is subject to Section 401(k) of the Internal Revenue Code (“IRC”) and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participation
In general, employees are eligible to participate upon employment with the Company. Active employees can enroll in the Plan at any time. Employees hired after July 1, 2008 are automatically enrolled in the Plan after 30 days of continuous service at a contribution level of 3 percent of eligible earnings unless the employee elects a different amount. The Plan also allows for automatic deferral escalation of 1 percent annually up to 10 percent.
Contributions
Employees hired prior to April 1, 2006 (non-bargaining unit employees) or prior to July 1, 2008 (bargaining unit employees at the Elkhart IN facility) and all employees of the Moorpark CA, San Jose CA and Tucson AZ facilities may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. The Company makes matching contributions of 50 percent of the participant’s voluntary contribution up to 6 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 6 percent.
Employees hired after March 31, 2006, other than bargaining unit employees at the Elkhart IN facility and other than employees at the Moorpark CA, San Jose CA and Tucson AZ facilities may elect to contribute to the Plan, in 1 percent increments, amounts ranging from 1 percent to 70 percent of their gross pay. The Company makes matching contributions of 100 percent of the participant’s voluntary contribution up to 3 percent of the participant’s eligible compensation and 50 percent of the participant’s voluntary contribution up to the next 2 percent of the participant’s eligible compensation. No Company matching contributions are made on employee contributions in excess of 5 percent. Bargaining unit employees hired at the Elkhart IN facility after June 30, 2008 have this same Company matching contribution.
The Company matching contribution for all employees other than bargaining unit employees at the Elkhart IN facility was suspended beginning with the payroll paid on February 27, 2009. The suspension ended with the payroll paid on January 15, 2010.
The Company provides supplemental contributions at the rate of 3 percent of compensation to non-exempt salaried and hourly employees not covered by a defined benefit plan who were hired before April 1, 2006 (non-bargaining unit employees) or July 1, 2008 (bargaining unit employees) and who are not employed at the Moorpark CA, San Jose CA or Tucson AZ facilities.
The Employer may also make an incentive contribution at the discretion of Company management. All contributions are invested according to the elections specified by each participant. The Plan currently offers a money market fund, twenty-seven mutual funds and a Company common stock fund as investment options for participants.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.
Effective July 1, 2008, all participants were immediately vested in the Company matching and supplemental contributions. All participants whose Company matching and supplemental contributions were not fully vested as of July 1, 2008 (August 1, 2008 for Tusonix plan participants) had those contributions made fully vested.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Payment of Benefits
Following termination of service, if the participant’s account balance is less than $5,000, the participant’s account must be distributed. If the account balance is less than $1,000, the participant must take a lump-sum distribution of their account balance. Account balances between $1,000 and $5,000 are automatically rolled-over into an IRA managed by The Vanguard Group. Otherwise, the terminated participant may elect to receive a distribution of their vested account balance at any time. Active participants who have attained age 59-1/2 or meet certain hardship criteria may elect an in-service distribution. Distributions under the Plan are in the form of a lump-sum payment. If the participant’s account contains money purchase funds from a prior plan, those funds may be paid in the form of a lump sum or an annuity.
Participant Accounts
Each participant’s account is credited (charged) with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. Forfeited balances of terminated employees’ non-vested accounts before July 1, 2008 were used to reduce future Company contributions. For the year ended December 31, 2009, there was $1,302 of non-vested forfeited accounts, which was used to reduce Company contributions. At December 31, 2009 and 2008, $67 and $90, respectively, of non-vested forfeitures were available to reduce future Company contributions.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 to a maximum amount equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The maximum term of a loan is five years. However, the Plan Administrator may extend the loan term beyond five years if the loan is used for the purpose of purchasing a principal residence. The loans bear interest at the prime rate, as conveyed by Reuters to The Vanguard Group, as of the first day of the month in which the loan is granted, plus 2 percent. The loans are collateralized by the participants’ vested account balance.
Note 2: Summary of Significant Accounting Policies
The following is a summary of the significant accounting policies followed in the preparation of the Plan’s financial statements:
Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting.
Investments
Investments in securities traded on a national securities exchange are valued at their quoted market price on the last trading day of the Plan year. Investments in mutual funds are credited with actual earnings on the underlying investments and are valued at the net asset value of shares as determined primarily by quoted market prices. Cash and cash equivalents are valued at cost, plus earnings. Participant loans are valued at cost which approximates fair value.
The Plan presents in its statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Payment of Benefits
Benefits are recorded when paid.
Expenses of the Plan
Administrative expenses may be paid by the Company or the Plan, at the Company’s discretion.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 3: Administration of the Plan
The Plan Administrator is the CTS Corporation Benefit Plan Administration Committee. The Plan Trustee is the Vanguard Fiduciary Trust Company. The Vanguard Group, an agent of Vanguard Fiduciary Trust Company, is the depository for the Plan’s assets and invests funds in accordance with the Trust Agreement.
The CTS Corporation Benefit Plan Administration Committee and the CTS Corporation Benefit Plan Investment Committee together decided to change the trustee to the Vanguard Fiduciary Trust Company and the plan record keeper to The Vanguard Group effective July 1, 2008. The prior trustee was JP Morgan Chase Bank and the prior record keeper was JP Morgan Retirement Plan Services.
Note 4: Plan Amendments
Current Plan Year (2009)
There were two amendments to the Plan during 2009. The first amendment suspended the Company matching contribution beginning with the payroll paid on February 27, 2009. The second amendment updated language in the Plan to comply with updates to the Internal Revenue Code.
Prior Plan Year (2008)
Effective August 1, 2008, the Plan was amended and restated (“Plan Amendment”) and a new trustee, administrator and custodian (“Trustee”) of the Plan were appointed. The Trustee appointed was Vanguard Fiduciary Trust Company. Plan assets that transferred to the new Trustee were transferred into funds comparable to those offered by the previous custodian. The conversion initiated a “Black Out” period that began June 23, 2008 and continued through July 16, 2008. During that period, funds could not be applied to the employee-selected funds with the Trustee or withdrawn from the Plan until the Trustee had accurately completed the conversion. During that period, employee contributions continued to be made through payroll deductions and the contributions were transferred to the new Trustee and deposited and held in a special interest bearing account until the completion of the Black Out period. At the end of the Black Out period, the contributions and interest were invested in funds comparable to those that the participant requested their contributions be invested in at the previous Trustee.
The Plan’s record keeper was also changed to The Vanguard Group on July 1, 2008.
Several other amendments were made to the Plan during 2008 including:
1.	Increasing the number of investment funds in which participant contributions to the Plan may be invested to 29.

2.	Merging the CTS Electronics Manufacturing Solutions, Inc., 401(k) Plan and its participants into the Plan on July 1, 2008.

3.	Merging the Tusonix, Inc., Profit Sharing Pension Plan and its participants into the Plan on August 1, 2008.

4.	Changing the date eligible employees may join the Plan to immediately upon hire.

5.	Changing the Default Investment Fund to an age appropriate Vanguard Target Date Retirement Fund.

6.	Increasing the limit on contributions to the Plan to 70 percent of the participant’s eligible compensation.

7.	Placing a limit on the percentage of the CTS Corporation Common Stock Fund that makes up a participant’s account. The limit is 20 percent of the participant’s total account balance. Participant contributions that go beyond this limit are redirected to the Default Investment Fund.

8.	Raising the minimum account balance that terminated participants must maintain in order to keep their account in the Plan to $5,000.

9.	Eliminating certain distribution options.

10.	Changing the vesting schedule for Company matching and supplemental contributions to vest immediately.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 5: Investments
The investments reflected in the Statements of Net Assets Available for Benefits represent the total assets in the Plan as of December 31, 2009 and 2008. The following is a summary of the Plan’s participant-directed investments, at fair value, which were 5 percent or more of the Plan’s net assets at December 31:

Investments	2009	2008
Vanguard Prime Money Market Fund	$18,886,848	$22,197,851

Mutual Funds:
PIMCO Total Return Fund	9,577,675	8,170,106
American Funds Growth Fund of America R4 Fund	8,347,812	7,162,191
American Funds Fundamental R4 Fund	7,532,204	6,458,962
GAMCO Growth Fund; Class AAA	6,953,638	5,603,680
Oakmark Equity and Income Fund; Class I Shares	6,878,293	7,094,129
American Funds EuroPacific Growth R4 Fund	6,451,138	5,206,532
During 2009, the Plan’s investments (including gains and losses and investments bought and sold, as well as held during the year) appreciated in value as follows:

Appreciation of investments at fair value, as determined by quoted market prices
CTS Corporation common stock	$2,093,629
Mutual funds	14,460,960

$16,554,589

Note 6: Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.
Note 7: Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 21, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.
Note 8: Party-In-Interest Transactions
Certain Plan investments held at December 31, 2009 and 2008 are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
In addition, certain Plan investments at December 31, 2009 and 2008 contain shares of CTS Corporation common stock. At December 31, 2009 and 2008, fair value of the shares of common stock was $4,282,949 and $2,638,846, respectively. CTS Corporation is the Plan Sponsor as defined by the Plan and, therefore, transactions related to the common stock qualify as party-in-interest transactions.
The Company provides certain accounting, recordkeeping and administrative services to the Plan for which it receives no compensation.
Certain Plan investments at December 31, 2009 and 2008 were managed by agents of the trustee.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 9: Fair Value of Plan Assets
ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires a plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value under a fair value hierarchy. Three levels of inputs may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities
The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds, and money market funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. The Plan does not hold any Level 2 securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, which includes participant loans that are valued at amortized cost, which approximates fair value.

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009
		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common stock
Technology	$4,282,949	$4,282,949
Mutual funds
Fixed income
Intermediate-term bond	$9,577,675	$9,577,675
Balanced
Target-date	$9,273,618	$9,273,618
Moderate allocation	$6,878,293	$6,878,293
U.S. equity
Large-cap value	$3,541,977	$3,541,977
Large-cap blend	$7,532,204	$7,532,204
Large-cap blend — index	$4,195,771	$4,195,771
Large-cap growth	$15,301,450	$15,301,450
Mid-cap value	$84,143	$84,143
Mid-cap blend	$3,336,720	$3,336,720
Mid-cap blend — index	$507,298	$507,298
Mid-cap growth	$651,980	$651,980
Small-cap blend	$160,122	$160,122
Small-cap blend — index	$2,058,343	$2,058,343
International equity
International value	$729,016	$729,016
International blend — index	$938,311	$938,311
International growth	$6,451,138	$6,451,138
Participant loans	$1,870,970			$1,870,970
Money market funds	$18,886,848	$18,886,848

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

		2008
		Fair Value Measurements Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Common stock
Technology	$2,638,846	$2,638,846
Mutual funds
Fixed income
Intermediate-term bond	$8,170,106	$8,170,106
Balanced
Target-date	$7,271,482	$7,271,482
Moderate allocation	$7,094,129	$7,094,129
U.S. equity
Large-cap value	$2,968,037	$2,968,037
Large-cap blend	$6,458,962	$6,458,962
Large-cap blend — index	$2,931,598	$2,931,598
Large-cap growth	$12,765,871	$12,765,871
Mid-cap value	$23,314	$23,314
Mid-cap blend	$2,863,085	$2,863,085
Mid-cap blend — index	$182,550	$182,550
Mid-cap growth	$239,269	$239,269
Small-cap blend	$96,554	$96,554
Small-cap blend — index	$1,593,000	$1,593,000
International equity
International value	$438,303	$438,303
International blend — index	$109,335	$109,335
International growth	$5,206,532	$5,206,532
Participant loans	$1,805,472			$1,805,472
Money market funds	$22,197,851	$22,197,851
The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

Participant
Loans
Balance, January 1, 2008	$1,902,438

Loan proceeds less repayments, etc.	(96,966)

Balance, December 31, 2008	$1,805,472

Loan proceeds less repayments, etc.	65,498

Balance, December 31, 2009	$1,870,970

CTS Corporation Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Note 10: Reconciliation of Financial Statements to Form 5500
Differences between the Annual Return/Report of Employee Benefit Plan (Form 5500) filed with the Internal Revenue Service and the accompanying financial statements include reporting $18,432 and $6,499 of delinquent loans as deemed distributions in Form 5500 for 2009 and 2008, respectively, and as investments in the accompanying statements of net assets available for benefits.
Note 11: Current Economic Conditions
The ongoing economic environment continues to present retirement plans with difficult circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.
Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.
Note 12: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Note 13: Subsequent Event — End of Company Match Suspension
The Plan Sponsor ended the temporary suspension of the Company matching contributions that began on February 27, 2009 for all non-bargaining unit employees on January 15, 2010.

CTS Corporation Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Description of Investments
Identify of Issue	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,
or Similar Party	Par or Maturity Value	Fair Value
* Vanguard Prime Money Market Fund	Money Market Fund (18,886,848 shares)	$18,886,848

* CTS Corporation	CTS Corporation Common Stock, no par value (445,213 shares)	4,282,949

American Funds EuroPacific Growth R4 Fund	Mutual Fund (171,027 shares)	6,451,138
American Funds Fundamental R4 Fund	Mutual Fund (230,484 shares)	7,532,204
American Funds Growth Fund of America R4 Fund	Mutual Fund (307,924 shares)	8,347,812
Fidelity Value Fund	Mutual Fund (1,478 shares)	84,143
GAMCO Growth Fund	Mutual Fund (243,987 shares)	6,953,638
Morgan Stanley Institutional Mid Cap Growth Fund	Mutual Fund (23,873 shares)	651,980
Oakmark Equity and Income Fund	Mutual Fund (269,315 shares)	6,878,293
Royce Pennsylvania Mutual Investment Fund	Mutual Fund (16,944 shares)	160,122
PIMCO Total Return Fund	Mutual Fund (886,822 shares)	9,577,675
Royce Premier Fund	Mutual Fund (206,993 shares)	3,336,720
T. Rowe Price Equity Income Fund	Mutual Fund (168,746 shares)	3,541,977
* Vanguard 500 Index Fund	Mutual Fund (40,867 shares)	4,195,771
* Vanguard International Value Fund	Mutual Fund (23,816 shares)	729,016
* Vanguard Mid-Cap Index Fund	Mutual Fund (31,008 shares)	507,298
* Vanguard Small-Cap Index Fund	Mutual Fund (74,876 shares)	2,058,343
* Vanguard Target Retirement 2005 Fund	Mutual Fund (42,391 shares)	465,458
* Vanguard Target Retirement 2010 Fund	Mutual Fund (37,549 shares)	770,499
* Vanguard Target Retirement 2015 Fund	Mutual Fund (204,514 shares)	2,313,048
* Vanguard Target Retirement 2020 Fund	Mutual Fund (103,128 shares)	2,058,442
* Vanguard Target Retirement 2025 Fund	Mutual Fund (144,271 shares)	1,633,151
* Vanguard Target Retirement 2030 Fund	Mutual Fund (42,914 shares)	828,667
* Vanguard Target Retirement 2035 Fund	Mutual Fund (56,354 shares)	654,832
* Vanguard Target Retirement 2040 Fund	Mutual Fund (9,496 shares)	180,897
* Vanguard Target Retirement 2045 Fund	Mutual Fund (6,156 shares)	73,990
* Vanguard Target Retirement 2050 Fund	Mutual Fund (4,732 shares)	90,428
* Vanguard Target Retirement Income Fund	Mutual Fund (19,283 shares)	204,206
* Vanguard Total International Stock Index Fund	Mutual Fund (65,115 shares)	938,311

	Total Mutual Funds	71,218,059

* Participant loans	Interest rates ranging from 5.25% to 10.25%, due from January 24, 2002 to January 2, 2020 (317 Loans)	1,870,970

	Total Assets	$96,258,826

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CTS CORPORATION Retirement Savings Plan
By:	/s/ Richard G. Cutter
	Name:	Richard G. Cutter
CTS Corporation Vice President, Secretary and General Counsel

Date: June 24, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23(a)	Consent of BKD, LLP